REG TECHNOLOGIES INC.

240 - 11780 Hammersmith Way

Richmond, BC V7A 5E9

May 13, 2014

United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re:	Reg Technologies Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended
April 30, 2013 Filed August 29, 2013
File No. 000-24342

We are writing in response to your letter dated February 3, 2014.

Form 20-F for the Fiscal Year Ended April 30, 2013

Investment in associates, page F-7

1.	Please provide us with the following information related to your investments in associates, and in future filings, revise your disclosure to include the following:

●	Summarized financial information of associates, including the aggregated amounts of assets, liabilities, revenues, and profit or loss;

Minewest Silver and Gold Inc. (in CAD$)
	April 30,
	2013	2012
	$	$
Current Asset	162,615	191,698
Non-current Asset	305,196	251,203
Total Current Assets and Total Assets	467,811	442,901
Total Current Liabilities and Total Liabilities	129,669	84,569

	Years Ended April 30,
	2013	2012
	$	$
Revenue	-	-
Operating Expenses	(117,616)	(83,550)
Net Operating Loss and Net Loss	(117,616)	(83,550)

●    For any investments in which you hold directly, or through subsidiaries, less than 20% of the actual or potential voting power of an investee but conclude that you nevertheless have “significant influence,” the reasons why the presumption that you do not have significant influence has been overcome; and

Although at April 30, 2013 the Company and its subsidiary Rand Energy Group Inc. jointly owned 3,378,183 shares, or 10.66% of REGI US’ issued and outstanding common shares, the Company was owed $1,011,748 by REGI US, which was repayable upon demand. Conversion of this debt into REGI’s common shares would result in the Company owning 20% of the REGI US’ issued and outstanding shares at April 30, 2013.

John Robertson

Reg Technologies Inc. February 3, 2014

●       For any investments where you have discontinued recognition of your share of losses of an associate, the amounts of such unrecognized share of losses, both for the period and cumulatively.

REGI U.S., Inc. (in $US)
	April 30,
	2013	2012
	$	$
Total Current Assets and Total Assets	16,377	44
Total Current Liabilities and Total Liabilities	1,725,587	1,746,708

	Years Ended April 30,
	2013	2012
	$	$
Revenue	-	-
Loss from operations	(556,452)	(460,207)
Other Income (Expense)	(1,440)	72,005
Net loss	(557,892)	(388,202)

Refer to IAS 28 and IFRS 12.

The requirement for disclosures under IAS 28 and IFRS 12 is noted for future filings.

Equity Accounted Investees and Related Party Transactions, page F-23

2.	We note that you have a receivable balance due from REGI US of approximately $1 million as of April 30, 2013. We also note that as of that date, REGI US has assets of approximately $16,000 and liabilities of approximately $1.7 million. Please tell us how you have determined this receivable is fully collectible as of the balance sheet date.

The Management determined that the receivable is fully collectible as at April 30, 2013 for the following reasons:

●       REGI US has successfully raised funds with the issuances of equity instruments, so is capable of raising funds to pay off the amounts owed to the Company. During 2013, REGI was able to partially repay some of the balance. The Company recently raised substantial funds from a private placement thanks to investors’ belief in the Company’s RadMax™ Engine Technology. REGI US has the right to the same technology in the United States, has received similar positive responses from its potential investors and has informed us of its upcoming substantial financing plans.

●       REGI US and the Company have jointly funded the research and development of the technology that has significant potential. REGI US is a going concern.

●       Currently Mr. John Robertson is a director and the CEO of both Companies. The Company is well aware of REGI US’ willingness to repay the loan, which was confirmed during the 2013 year end audit.

John Robertson

Reg Technologies Inc. February 3, 2014

●       The amounts owed by REGI US to the Company are repayable upon demand. In the event that the Company demands repayment, REGI US will be able to issue common shares as settlement for the outstanding debt in addition to making cash payments from other sources of financing. And

●       In the event REGI US generates royalty revenue, the Company will request REGI US to repay the loan as the first use of its royalty proceeds.

Minewest, page F-23

3.	Please tell us how you have determined the value of the shares of Minewest to be distributed to your shareholders is $471,200. Additionally, please tell us why you have not recorded a liability for the dividend payable. Refer to IFRIC Interpretation 17: Distributions of Non-cash Assets to Owners.

On July 6, 2010 the Company incorporated its wholly owned subsidiary Minewest.

Pursuant to a Plan of Arrangement, the Company signed an asset transfer agreement on August 5, 2010 with Minewest to transfer the Company’s undivided 45% interest in the Silverknife mineral claims in northern British Columbia to Minewest for consideration of cash payment of $25,000 and 8,000,000 common shares of Minewest which were issued on January 17, 2011.

On December 8, 2011, Minewest issued 2,147,000 common shares for gross proceeds of $214,700 at $0.10 per share.

On December 14, 2011, Reg Tech declared approximately 4,712,263 Minewest shares to be distributed as dividend to Reg Tech shareholders on the record date of December 21, 2011, whereby one Minewest share was to be distributed for seven Reg Tech shares.

Minewest’s common shares were not publicly traded, thus a fair value of $0.10 was assigned to the 4,712,263 common shares based on the December 8, 2011 private placement price of $0.10 for a total of approximately $471,200.

The 4,712,263 Minewest shares are distributable upon the Company’s completion of its share reorganization under the Plan of Arrangement mentioned above and will be distributed subject to the Company’s listing on the Canadian Stock Exchange. As at April 30, 2013 because the share reorganization was not completed, the dividend was not payable.

The Company hereby acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

REG TECHNOLOGIES INC.

/s/ John G. Robertson
John G. Robertson,
President and CEO